Exhibit 99.1

FOR:	TARGET LOGISTICS, INC.
CONTACT:	Stuart Hettleman
(410) 338-0127
KCSA	Joseph A. Mansi / Elizabeth Mwangi
CONTACT:	(212) 896-1205 / (212) 896-1242
jmansi@kcsa.com / emwangi@kcsa.com

FOR IMMEDIATE RELEASE

TARGET LOGISTICS, INC. ANNOUNCES
FISCAL THIRD QUARTER AND NINE MONTHS RESULTS

Third Quarter Operating Revenues Increase 21.8% and Net Income Increases 69%

BALTIMORE, Md., May 11, 2004 — Target Logistics, Inc. (OTC BB: TARG) announced today results for the third fiscal quarter and nine months ended March 31, 2004.

     Operating revenues for the third quarter were $31,257,287, compared with operating revenues of $25,657,889 reported in the third quarter of fiscal 2003. The Company reported net income for the fiscal third quarter of $114,981, or $0.01 per basic and diluted share, compared with a net income of $67,952, or $0.00 per basic and diluted share reported for the third quarter of fiscal 2003.

     For the fiscal nine month period ended March 31, 2004, operating revenues were $92,879,365 compared with operating revenues of $84,059,945, reported for the same period in fiscal 2003. Net income for the nine months ended March 31, 2004 was $317,244, or $0.01 per basic and $0.02 per diluted share, compared with a net income of $794,367, or $0.05 per basic and $0.04 per diluted share for the period ended March 31, 2003.

     Net income for the nine months ended March 31, 2003 includes $1,447,699 of “other income” which consists of non-recurring reversals of accruals for expenses, accruals for contingencies and accruals for accounts payable of previously closed and sold subsidiaries.

     Stuart Hettleman, President and Chief Executive Officer, said, “We are pleased with the continuation of our improvement in revenues and operating income. Target has now reported 6 consecutive profitable quarters and we expect this trend to continue. Operating income for the nine months ended March 31, 2004 totaled $882,341 an increase of $791,689 over operating income reported for the nine months ended March 31, 2003”

     Mr. Hettleman continued, “Our recently announced equity raise and increase in our credit facility have not only added strength to our balance sheet, but will allow us to seek additional larger accretive acquisitions and further our successful acquisition experience. It is our intention to continue our strategy of increasing revenues through internal growth, improving gross profit margins while containing SG&A costs, and seeking additional acquisitions.”

About Target Logistics, Inc.:

     Target Logistics, Inc. provides freight forwarding and logistics services through its wholly-owned subsidiary, Target Logistic Services, Inc.

(Tables Follow)

Target Logistics, Inc.

Consolidated Statements of Income
(Unaudited)

	Three months ended March 31
	2004	2003
Operating revenues	$31,257,287	$25,657,889
Cost of transportation	21,260,040	16,721,872

Gross profit	9,997,247	8,936,017

Selling, general and administrative expenses (“SG&A”):
Exclusive Forwarder Commissions – Target subsidiary	3,938,802	3,893,077
SG&A – Target subsidiary	5,361,716	4,557,373
SG&A – Corporate	257,182	159,121
Depreciation and amortization	111,357	121,593

Selling, general and administrative expenses	9,669,057	8,731,164

Operating income (loss)	328,190	204,853
Other income (expense):
Interest expense	(96,323)	(86,183)

Income (loss) before income taxes	231,867	118,670
Provisions for income taxes	116,886	50,718

Net income (loss)	$114,981	$67,952

Income (loss) per share attributable to common shareholders:
Basic:	$0.01	$0.00

Diluted:	$0.01	$0.00

Weighted average shares outstanding:
Basic:	12,179,002	12,179,002

Diluted:	16,907,192	19,284,660

Target Logistics, Inc.

Consolidated Statements of Income
(Unaudited)

	Nine months ended March 31
	2004	2003
Operating revenues	$92,879,365	$84,059,945
Cost of transportation	62,194,924	56,085,255

Gross profit	30,684,441	27,974,690

Selling, general and administrative expenses (“SG&A”):
Exclusive Forwarder Commissions – Target subsidiary	13,254,332	12,557,717
SG&A – Target subsidiary	15,629,805	14,471,021
SG&A – Corporate	596,621	521,440
Depreciation and amortization	321,342	333,860

Selling, general and administrative expenses	29,802,100	27,884,038

Operating income (loss)	882,341	90,652
Other income (loss):
Interest expense	(278,739)	(263,832)
Other Income	—	1,447,699

Income (loss) before income taxes	603,602	1,274,519
Provisions for income taxes	286,358	480,152

Net income (loss)	$317,244	$794,367

Income (loss) per share attributable to common shareholders:
Basic:	$0.01	$0.05

Diluted:	$0.02	$0.04

Weighted average shares outstanding:
Basic:	12,179,002	12,179,002

Diluted:	18,260,760	21,942,915

Target Logistics, Inc.

Selected Balance Sheet Data

	March 31,	June 30,
	2004	2003
Cash and Cash Equivalents	$3,776,637	$3,999,045
Total Current Assets	$23,810,987	$22,414,096
Total Assets	$38,311,670	$37,191,252
Current Liabilities	$22,536,291	$21,550,790
Long Term Indebtedness	$89,636	$61,130
Working Capital	$1,274,696	$863,306
Shareholders’ Equity	$15,685,743	$15,579,332

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Although Target Logistics believes that the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projections.

This release and prior releases are available on the KCSA Public Relations Worldwide website at www.kcsa.com.